Division of Corporate Finance

U.S. Security & Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian. Accounting Branch Chief

November 28, 2013

Dear Mr. Krikorian:

We have received your comment letter of November 21, 2013 regarding SMTC Corporation’s (“SMTC” or the “Corporation”) Form 10-Q for the periods ending June 30, 2013 and September 29, 2013 and provide our responses to the Staff comments below. For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 10-Q for quarterly periods ending June 30, 2013 and September 29, 2013

Item 4. Controls and Procedures

1.

We noted your disclosure does not indicate that your Principal Financial Officer, or person fulfilling this role, conducted an evaluation of your disclosure controls and procedures. Please amend your filing to revise your disclosure appropriately. Refer to Item 307 of Regulation S-K. Similar concerns apply to your evaluation of disclosure controls and procedures on page 26 of your Form 10-Q for the quarterly period ended September 29, 2013.

Response:

SMTC acknowledges the comment, and will issue an amendment for the Form 10-Q filing for each of the periods ended June 30, 2013 and September 29, 2013 such that we refer to Principal Financial Officer in order to comply with SEC regulations. We anticipate these will be filed on or by December 6, 2013.

SMTC Corporation

635 Hood Road Markham, Ontario, Canada L3R 4N6
Tel: 905.479.1810    ●    Fax: 905.479.1877    ●    Email: Contact.Us@smtc.com    ●    Website: www.smtc.com

CANADA    ●    USA    ●    MEXICO    ●    CHINA    ●    HONG KONG

Exhibit 31

2.

It does not appear that you provided a signed certification from your Principal Financial Officer, or the person fulfilling this role. Please amend your filing to provide a signed certification from your Principal Financial Officer, or the person fulfilling this role. Refer to Item 601(b)(31) of Regulation S-K. Similar concerns apply to the certifications included with your Form 10-Q for the quarterly period ended September 29, 2013.

Response:

SMTC acknowledges the comment, and will issue an amendment for the Form 10-Q filing for each of the periods ended June 30, 2013 and September 29, 2013 such that the certification will be signed by the Principal Financial Officer in order to comply with SEC regulations. We anticipate these will be filed on or by December 6, 2013.

Closing comments:

SMTC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and SMTC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMTC CORPORATION

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber

Title:	Interim President and Chief Executive Officer

By	/s/ Clarke H. Bailey
Name:	Clarke H. Bailey

Title:	Executive Chairman and Interim Chief Financial Officer

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